FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD.
788 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone:           (604) 899-5450           Facsimile:          (604) 484-4710

ITEM 2.	DATE OF MATERIAL CHANGE

April 26, 2017

ITEM 3.	NEWS RELEASE

A news release was disseminated on April 26, 2017 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) announced that further to its press release of April 18, 2017, it has closed its public offering of common shares (the “Offering”). Pursuant to the Offering, the Company has issued 15,390,000 common shares (the “Shares”) at a price of US$1.30 per Share, for aggregate gross proceeds of US$20,007,000. BMO Capital Markets acted as the sole underwriter for the Offering.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

Platinum Group announced that further to its press release of April 18, 2017, it has closed the Offering. Pursuant to the Offering, the Company has issued 15,390,000 Shares at a price of US$1.30 per Share, for aggregate gross proceeds of US$20,007,000. BMO Capital Markets acted as the sole underwriter for the Offering.

The net proceeds of the Offering will be used for (i) underground development and production ramp-up of the Maseve Mine; (ii) working capital during start-up; (iii) repayment of the remaining US$2.5 million outstanding amount of a prior advance under the Company’s credit agreement with a syndicate of lenders led by Sprott Resource Lending Partnership; and (iv) general corporate purposes.

The Offering was made pursuant to an effective shelf registration statement previously filed with the U.S. Securities and Exchange Commission (the "SEC") and a corresponding Canadian base shelf prospectus filed with the securities regulatory authority in each of the provinces of Canada, except Quebec. A prospectus supplement relating to the Offering was filed with the SEC and with the securities regulatory authority in each of the provinces of Canada, except Quebec.

A copy of the prospectus supplement and base shelf prospectus relating to the Offering in Canada may be obtained by contacting BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 or by telephone at (905) 791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca. A copy of the prospectus supplement and base shelf prospectus relating to the Offering in the United States may be obtained by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036 (Attn: Equity Syndicate), or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com.

This material change report shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About Platinum Group Metals Ltd.

Platinum Group is based in Johannesburg, South Africa and Vancouver, Canada. The Company's business is currently focused on the operation of the Project 1 "Maseve" platinum mine and the exploration and feasibility engineering on the newly discovered Waterberg platinum and palladium deposit, where the Company is the operator of the Waterberg JV Project with JOGMEC and Mnombo.

On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones”
President and CEO

For further information contact:

R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this material change report, which has been prepared by management.

This material change report contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this material change report include, without limitation, statements regarding the use of proceeds of the Offering. Although the Company believes the forward-looking statements in this material change report are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, that the Company's use of proceeds of the Offering may differ from those indicated; uncertainty of production, development plans and cost estimates for the Maseve Mine; additional financing requirements; the Company's ability to comply with the terms of its indebtedness; cash flow risks; risks of delays in the production ramp-up of the Maseve Mine; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company's ability to obtain any necessary permits, consents or authorizations required for its activities and to comply with applicable regulations; the Company's ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; and other risk factors described in the Company's Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, including the registration statement, base shelf prospectus and prospectus supplement relating to the Offering, which may be viewed at www.sec.gov and www.sedar.com, respectively. Any forward-looking statement speaks only as of the date on which it is made and, except as required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise.

ITEM 6.	RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.	OMITTED INFORMATION

N/A

ITEM 8.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO
Phone: (604) 899-5450

ITEM 9.	DATE OF REPORT

April 28, 2017